NXT Energy Solutions Advises OF
Filing of Q1-2016 Results

CALGARY, ALBERTA, May 16, 2016 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTCQB:NSFDF) advises that its interim financial and operating results for the three month quarter ended March 31, 2016 (“Q1-2016”) have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at http://www.nxtenergy.com/.

A condensed summary from the Q1-2016 interim consolidated financial statements, with comparative figures for the three month period ended March 31, 2015 (“Q1-2015”) is given below.

George Liszicasz, NXT Energy’s President and CEO, noted “our current Q1 included the completion and delivery of the final portion of our 2015 Bolivia survey projects to our client, YPFB. We are very proud to have added valuable information to their current exploration programs, and look forward to upcoming discussions to design potential new SFD® survey project opportunities in Bolivia for YPFB and its affiliated companies.”

NXT Energy advises that it will host a brief investor and media conference call, hosted by George Liszicasz, on Tuesday May 17, 2016 at 2:10 pm MST (4:10 pm EST), to discuss the Q1-2016 results, and recent business development initiatives. Interested parties are invited to participate in this call, using one of the applicable numbers as follows:

Conference Code: 12645891

Operator assisted, toll-free, dial-in number:

Canada & USA 1-855-336-7594

International 1-682-888-5377

Highlights of unaudited Q1 Interim Financial Results

All selected and referenced financial information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and the related management’s discussion and analysis (“MD&A”) for the Q1-2016 period. Amortization expense for Q1-16 includes $421,000 related to the Intellectual Property asset which was acquired in 2015.

(unaudited - all in Canadian $)	Q1-2016	Q1-2015

Survey revenues	1,454,988	$ -
Survey expenses, net	789,379	25,440
General & administrative expenses	1,255,609	1,124,562
	2,044,988	1,150,002
Non-cash expenses
Amortization expense	514,258	15,525
Stock based compensation expense	150,000	194,000
	664,258	209,525
Foreign exchange and other expenses, net	425,687	158,645
Total expenses	3,134,933	1,518,172
Loss before income taxes	1,679,945	1,518,172
Income tax expense	275,997	-
Net loss for the period	1,955,942	1,518,172

Net loss per common share – Basic and diluted	-0.04	-0.03

(unaudited - all in Canadian $)	Q1-2016	Q1-2015
# of common shares outstanding as at end of the period	53,306,109	44,965,509
Weighted average # of common shares outstanding for the period
Basic and diluted	53,306,109	44,960,695

Cash provided by (used in):
Operating activities:
Net loss for the period	(1,955,942)	(1,518,172)
Add back non-cash items, net	664,028	209,525
	(1,291,914)	(1,308,647)
Net change in non-cash working capital balances	(277,768)	(146,982)
Net cash (used in) operating activities	(1,569,682)	(1,455,629)
Financing activities	(8,353)	5,066
Investing activities	(107,686)	1,568,846
Net cash inflow	(1,685,721)	118,283
Cash and cash equivalents, start of the period	7,085,803	50,635
Cash and cash equivalents, end of the period	5,400,082	168,918

Total cash and short-term investments position:
Cash and cash equivalents	5,400,082	168,918
Short-term investments	2,059,567	3,550,289
Total cash and short-term investments	7,459,649	3,719,207

Net working capital balance	6,189,825	3,671,137

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2015 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

 For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	1-866-684-6730 / 604-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com
www.nxtenergy.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.